

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 8, 2008

Michael P. Huseby
Executive Vice President and Chief Financial Officer
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, NY 11714

> **Re:** **Cablevision Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-14764**

Dear Mr. Huseby:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director